NEWS RELEASE

SHAW EXTENDS ITS $1.5 BILLION DOLLAR CREDIT FACILITY

Calgary, Alberta (December 15, 2016) – Shaw Communications Inc. (“Shaw”) announced today that it has amended the terms of its five-year $1.5 billion bank credit facility with its syndicate of ten financial institutions, including TD Securities as lead arranger and sole bookrunner, Canadian Imperial Bank of Commerce, Royal Bank of Canada and The Bank of Nova Scotia as syndication agents and The Bank of Tokyo-Mitsubishi UFJ as documentation agent. The maturity date of the facility was extended from December 2019 to December 2021. The facility is used for working capital and general corporate purposes.

About Shaw Communications Inc.
Shaw is an enhanced connectivity provider. Our Consumer division serves consumers with broadband Internet, Shaw Go WiFi, video and digital phone. Our Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure. The Business Network Services division provides business customers with Internet, data, WiFi, telephony, video and fleet tracking services. The Business Infrastructure Services division, through ViaWest, provides hybrid IT solutions including colocation, cloud computing and security and compliance for North American enterprises.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca